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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------

                                SCHEDULE 14D-9/A

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                Amendment No. 1

                            ------------------------

                              CASTLE & COOKE, INC.
                           (Name of Subject Company)

                              CASTLE & COOKE, INC.
                       (Name of Person Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   148433105
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                EDWARD C. ROOHAN
                    VICE PRESIDENT, CHIEF FINANCIAL OFFICER
                              CASTLE & COOKE, INC.
                            10900 WILSHIRE BOULEVARD
                             LOS ANGELES, CA 90024
                                 (310) 208-6055

      (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing Statement)

                            ------------------------

                                    COPY TO:


      Andrew E. Bogen, Esq.                    Charles F. Niemeth, Esq.
  Gibson, Dunn, & Crutcher, LLP                 O'Melveny & Myers, LLP
333 South Grand Avenue, Suite 4800               153 East 53rd Street
      Los Angeles, CA 90071                    New York, NY 10022-4611
          (213) 229-7000                            (212) 326-2000


                            ------------------------

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

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    This Amendment No. 1 amends and supplements the Solicitation and
Recommendation Statement on Schedule 14D-9 (the "Solicitation Statement") filed on May 31, 2000 by Castle & Cooke Inc., a Hawaii corporation (the "Company") relating to the offer by Castle Acquisition Company, Inc., a Hawaii corporation ("Purchaser") and a wholly owned subsidiary of Castle & Cooke Holdings, Inc., a Delaware corporation ("Parent") and a wholly owned subsidiary of Flexi-Van Leasing, Inc., a Delaware corporation ("FLX") which is 100% owned by David H. Murdock ("DHM") to purchase all of the outstanding shares of common stock, having no par value (the "Shares"), of the company, at a purchase price of $18.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 31, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Solicitation Statement.

    The information set forth in the exhibit identified in Item 9 and attached hereto is incorporated herein by reference with respect to Items 2, 4, & 8.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

    Item 9 of the Solicitation Statement is supplemented by adding the following information thereto:


EXHIBIT
NO.          DESCRIPTION
-------      -----------
(a)(9)       Text of Press Release issued by the Company on June 22, 2000
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                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                       CASTLE & COOKE, INC.

                                                       By:             /s/ DEAN R. ESTRADA
                                                            -----------------------------------------
                                                                         Dean R. Estrada
                                                                            CONTROLLER


Dated: June 23, 2000